

Mail Stop 3720

December 23, 2008

Julius Jackson
President
Millennium Group Worldwide Incorporated
2825 N. 10th St.
St. Augustine, FL 32084

      Re: Millennium Group Worldwide Incorporated
                 Amendment No. 10 to Form S-1
                 Filed December 15, 2008
                 File No. 333-145553

Dear Mr. Jackson:

     We have reviewed the above filing and your response letter dated December 22, 2008 and have the following comments. Where indicated, we think you should revise your Form S-1 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Certain Related Party Transactions, page 14

1. We note your response to comment two from our letter dated December 16, 2008. It appears that the outstanding amount of approximately $21,500 owed to Mr. Lane is interest on his loan of $27,500 to the company in April 2008. If this is true, please clarify how this amount of interest accrued on the loan when Note 4 to your financial statements indicates that the interest rate on the loan is 18%. In addition, your financial statements dated September 30, 2008 indicate that the company has $614,891 outstanding in loans payable to shareholders. Please revise your disclosure to clarify each of the parties to whom such amounts are owed.

Liquidity and Capital Resources, page 39

2. We note the statement that your current liabilities "will continue to be covered by existing shareholders through loans if and when needed…" It appears that the only related parties who have made loans to the company are Mr. Lane and the Ronco Group. Since the company does not have an ongoing relationship with the Ronco Group and the company is in default with respect to its current loan from Mr. Lane, please disclose which shareholders you anticipate being likely to lend money to the company in the future and management's basis for that belief.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page I-7

3. Please revise your revenue recognition policy footnote to include a discussion of each of your revenue recognition methods for each of your revenue streams as detailed in your response filed on December 22, 2008. You should further expand upon each to address the comments issued below. Provide us with your proposed disclosures prior to filing your next amendment.

4. Your response does not address any revenue arrangements with multiple deliverables and your evaluation of EITF 00-21. If you currently do not have any arrangements that include multiple deliverables as contemplated by EITF 00-21, please revise to delete your discussion of your "revenue arrangements with multiple services." However, if you do have arrangements with multiple deliverables (exclusive of your arrangements subject to SFAS 66 and SOP 81-1), please provide us with a detailed analysis of your evaluation of EITF 00-21 and revise your disclosures to comply with paragraph 18 of EITF 00-21.

Regarding revenue recognition method 1:

5. It appears that you should account for your sales of products and services, if not within the scope of other specific authoritative literature that provides revenue recognition guidance such as those below, pursuant to SAB 104. Accordingly, your accounting policy discussion in your response is too general. It should reflect the criteria outlined in SAB 104 and should be similar to your general disclosure in your revenue recognition footnote. Revise your accounting policy accordingly.

Regarding revenue recognition method 2:

6. We note that you utilize the percentage of completion method for some of your long-term projects. We further note that you have no previous experience with long-term construction projects. Please tell us how you determined that you have

the ability to make estimates that are sufficiently dependable to justify the use of the percentage-of-completion method of accounting. Supplementally provide us with a detailed analysis of paragraphs 24 through 29 of SOP 81-1. Your response should specifically address your contract for Fuel Distribution and Fire Protection contract with Catoca Mines.

7. We refer to your cost incurred to estimated total cost under your revenue recognition method 3. It is unclear to us why you would "take the cost of the road, for the first month….and divide that by the total revenue." It appears that you should take the cost incurred and divide that by total estimated costs on the contract and apply that percentage to your total revenue under the contract. Please advise or revise.

8. It is unclear from your discussion how you determine contract costs for your long-term contracts and how you compute income earned for a period under the percentage-of-completion method. Refer to the specific paragraphs of SOP 81-1 that supports your accounting. Revise your accounting policy accordingly.

Regarding revenue recognition method 3:

9. Please revise to provide more specific details regarding your accounting policy for real estate sales under the installment method. Refer to paragraph 56 of SFAS 66 and revise your accounting policy accordingly.

Regarding revenue recognition method 4:

10. Tell us and disclose the nature of the agricultural products and minerals that you will produce and explain why you believe the revenue recognition for each should be recognized at completion of production. Refer to paragraphs 84(e) and 83(a) of SFAC No. 5 in your response.

Exhibits

11. We note your response to our prior comment five. As this contract has been terminated, please omit the reference to it in the exhibit index of your revised draft and indicate that Exhibit 10.8 is "reserved."

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director

cc: by facsimile to (301) 576-5193
    Carl N. Duncan, Esq.